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                                     UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.  20549

                                     SCHEDULE 13G

                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. ____)*


                             SOUND SOURCE INTERACTIVE, INC.

                       ----------------------------------------
                                    (Name of Issuer)

                                      Common Stock
                                     par value $.001
                                     ---------------
                             (Title of Class of Securities)

                                        83608K 107

                                    -----------------
                                     (CUSIP Number)

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 6 Pages


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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vincent J. Bitetti -- SSN ###-##-####
------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) / /
                                                                    (b) /X/

------------------------------------------------------------------------------

3.   SEC USE ONLY

------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

------------------------------------------------------------------------------

                               SOLE VOTING POWER
                        5.
NUMBER OF                      0 shares (See Item 4)

 SHARES                -------------------------------------------------------


BENEFICIALLY                   SHARED VOTING POWER
                       6.
                               1,407,007 shares (See Item 4)
 OWNED BY
                       -------------------------------------------------------

   EACH                        SOLE DISPOSITIVE POWER
                       7.
REPORTING                      1,134,684 shares (See Item 4)

                       -------------------------------------------------------
 PERSON
                               SHARED DISPOSITIVE POWER
  WITH                8.
                               110,000 shares (See Item 4)

------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,417,007 shares (See Item 4)

------------------------------------------------------------------------------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
                                                                        / /
------------------------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     32.2% (See Item 4)

------------------------------------------------------------------------------

                               Page 2 of 6 Pages


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12.  TYPE OF REPORTING PERSON*

     IN

------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:
               --------------

               Sound Source Interactive, Inc. (the "Company")


Item 1(b).     Address of Issuer's Principal Executive Offices:
               ------------------------------------------------

               2985 E. Hillcrest Drive, Suite A
               Westlake Village, CA  91362


Item 2(a).     Name of Person Filing:
               ----------------------

               Vincent J. Bitetti


Item 2(b).     Address of Principal Business Office:
               -------------------------------------

               2985 E. Hillcrest Drive, Suite A
               Westlake Village, CA  91362


Item 2(c).     Citizenship:
               -----------

               United States


Item 2(d).     Title of Class of Securities:
               -----------------------------

               Common Stock, par value $.001 (the "Common Stock")


Item 2(e).     CUSIP Number:
               -------------

               83608K 107


Item 3.        If this statement is filed pursuant to Rules
               13d-1(b) or 13d-2(b), check whether the person
               filing is a:
               ----------------------------------------------

               Not applicable.


Item 4.        Ownership:
               ----------

              (a) Amount beneficially owned:  1,417,007 shares(1)

              (b) Percent of class:  32.2%(1)(2)


                                    Page 3 of 6 Pages


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              (c) Number of shares as to which such person has:

                   (i)    Sole power to vote or to direct the vote:
                          0 shares (3).

                   (ii)   Shared power to vote or to direct the vote:
                          1,407,007 shares(4)

                   (iii)  Sole power to dispose or to direct the
                          disposition of: 1,134,684 shares(5)

                   (iv) Shared power to dispose or to direct the disposition of: 110,000 shares(6)
__________________

   (1) Includes 1,234,684 shares of Common Stock of which Mr. Bitetti is the record owner. Also includes all additional shares of Common Stock as to which Mr. Bitetti has shared voting or dispositive power as described in Notes (3) through (6) below.

   (2) Based on 4,403,099 shares of Common Stock outstanding as of January 31, 1997.

   (3) Mr. Bitetti's voting power with respect to all shares of Common Stock owned by him is shared, as described in Note (4) below.

   (4) Includes 1,234,684 shares of Common Stock of which Mr. Bitetti is the record owner. Includes 10,000 and 122,323 shares of Common Stock owned of record by Martin Mayer and Mark Lane, respectively, for which Mr. Bitetti holds an irrevocable voting proxy. Includes 40,000 shares of Common Stock owned of record by ASSI, Inc. as to which Mr. Bitetti has shared voting power. Excludes 4,816,657 shares of Common Stock which ASSI, Inc. has the right to acquire from the Company pursuant to presently exercisable warrants as to which shares, when issued, Mr. Bitetti will have shared voting power.

   Mr. Bitetti has entered into voting agreements with Eric H. Winston, ASSI, Inc., The Boston Group, L.P. and Joseph Stevens & Co., L.P. Pursuant to these agreements, Messrs. Bitetti and Winston have agreed to vote all their Common Stock for three director nominees of ASSI, Inc., The Boston Group, L.P. and Joseph Stevens & Co., L.P. In addition, ASSI, Inc. has agreed to vote all of its shares of Common Stock for two directors nominated by Mr. Bitetti for as long as he holds at least 20 percent of the outstanding Common Stock, and for one director nominated by Mr. Bitetti for as long as he holds at least ten percent but less than 20 percent of the outstanding Common Stock. Messrs. Bitetti and Winston have granted irrevocable proxies to ASSI, Inc., and ASSI, Inc. has granted an irrevocable voting proxy to Mr. Bitetti, consistent with this voting agreement. The voting agreement with The Boston Group. L.P. and Joseph Stevens & Co., L.P. will terminate July 8, 2001.


                          Page 4 of 6 Pages


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The voting agreement with  ASSI, Inc. will terminate when Messrs. Bitetti and
 Winston together cease to own at least ten percent of  the Common Stock.

   (5) Excludes 100,000 shares which Mr. Winston holds a presently exercisable option to purchase from Mr. Bitetti.

   (6) Includes 100,000 shares of Common Stock which Mr. Winston holds a presently exercisable option to purchase from Mr. Bitetti. Also includes 10,000 shares of Common Stock owned of record by Mr. Winston, as to all 110,000 of which shares Mr. Bitetti holds a right of first refusal. Excludes 282,838 shares of Common Stock which Mr. Winston has the right to acquire from the Company pursuant to presently exercisable options as to which shares, when issued, Mr. Bitetti will have a right of first refusal.

Item 5.        Ownership of Five Percent or Less of a Class:
               ---------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. / /

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person:
               ---------------------------------------------------------------

               Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding
               Company:
               --------------------------------------------------------------

               Not applicable.


Item 8.        Identification and Classification of Member of the Group:
               ---------------------------------------------------------

               Not applicable.


Item 9.        Notice of Dissolution of Group:
               --------------------------------

               Not applicable.


Item 10.       Certification:
               --------------

               Not applicable.


                                    Page 5 of 6 Pages


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Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 31, 1997         By:  /s/ Vincent J. Bitetti
                                       ------------------------------------
                                        Vincent J. Bitetti



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